Ardmore Shipping to Host Investor and Analyst Event on May 30, 2019

HAMILTON, Bermuda, May 16, 2019 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that it will host an investor and analyst meeting on Thursday, May 30 at 12:00 P.M. Eastern Time in New York City.

At the event, entitled "Product Tanker Market Outlook: On the Verge of IMO 2020," Ardmore management will provide an update on the Company's value-maximizing strategy and the key trends underlying an ongoing refined product tanker recovery, with a focus on the impact of the IMO 2020 Low Sulphur Regulations.

Additionally, Andrew Lipow, President of Lipow Oil Associates, will provide commentary on the impact of IMO 2020 throughout the global energy complex, as well as specific implications for MR product and chemical tanker demand and trading patterns.

A live webcast of the presentation and slides will be available to the public on the Investor Relations section of Ardmore's website at www.ardmoreshipping.com. Please allow extra time prior to the presentation to visit the site and download the necessary software required to listen to the internet broadcast. The webcast will also be archived on the Company's website.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product ("CPP") and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com